As filed with the Securities and Exchange Commission on September 23, 1997 Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________________
SHELDAHL, INC.
(Exact name of registrant as specified in its charter)
	Minnesota	41-0758073
	(State or other jurisdiction of	(I.R.S. Employer
	incorporation or organization)	Identification No.)
1150 Sheldahl Road
Northfield, Minnesota  55057
(507) 663-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
______________________
James E. Donaghy
Chief Executive Officer
Sheldahl, Inc.
1150 Sheldahl Road
Northfield, Minnesota  55057
(507) 663-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
______________________
COPIES TO:
	Robert E. Tunheim, Esq.
Lindquist & Vennum
P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
Telephone:  (612) 371-3211
Fax:  (612) 371-3207
Kenneth L. Henderson, Esq.
Eric L. Cohen, Esq.
Robinson Silverman Pearce
Aronsohn & Berman LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone:  (212) 541-2000
Fax:  (212) 541-4630

	Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
	If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: _
	If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X
	If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _
	If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _
	If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. _

CALCULATION OF REGISTRATION FEE



Title of Each Class of
Securities to be
Registered                          Common Stock, $.25 par value.....

Amount to be
Registered                          1,250,000

Proposed Maximum
Offering Price
Per Share(1)                        $20.50

Proposed Maximum
Aggregate Offering
Price                               $25,625,000

Amount of
Registration Fee                    $7,766

(1)Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and based on the average of the high and low sales prices for the Registrant's Common Stock on September 16, 1997 as reported on the Nasdaq National Market.
__________________________________

	The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 1997

UP TO 1,250,000 SHARES

SHELDAHL, INC.
Common Stock

	The up to 1,250,000 shares of Common Stock (including preferred stock purchase rights) of Sheldahl, Inc., a Minnesota corporation ("Sheldahl" or the "Company"), offered hereby (the "Common Stock") may be sold from time to time by the stockholders identified herein or their transferees, pledgees, donees or other successors in interest (the "Selling Shareholders").

	The shares of Common Stock to which this Prospectus relates (the "Shares") may be issued to the Selling Shareholders (i) upon conversion of the Company's Series B Convertible Preferred Stock held by the Selling Shareholders (the "Series B Preferred Stock"), (ii) as accrued dividends on the Series B Preferred Stock and (iii) upon the exercise of outstanding warrants held by the Selling Shareholders (the "Warrants"). The Company will not receive any of the proceeds from the sale of the Shares offered hereby, but the Company will receive proceeds from the exercise of the Warrants by the Selling Shareholders. There can be no assurance, however, that the Warrants will be exercised.

	Offers and sales of the Shares by the Selling Shareholders may be made from time to time during the effectiveness of this registration, on one or more exchanges, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions or in a combination of any such methods of sale. See "Plan of Distribution." The filing by the Company of this Prospectus in accordance with the requirements of Form S-3 is not an admission that any person whose Shares are included herein is an "affiliate" of the Company.

	The Company's Common Stock is traded on the Nasdaq National Market under the symbol SHEL. On September 18, 1997, the last reported sales price of the Common Stock as reported on the Nasdaq National Market was $20.625 per share.
-------------
THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
--------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------
	No dealer, salesperson or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any security other than securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction in which such offer or solicitation is not authorized or is unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.

September 23, 1997

	This Prospectus contains and incorporates by reference certain forward-looking statements based on current expectations which involve risks and uncertainties. Actual results and the timing of certain events may differ materially from those projected in such forward-looking statements due to a number of risk factors, including those set forth below. The Company has tried, wherever possible, to identify these forward-looking statements by using words such as "believe," "anticipate," "estimate," "expect" and similar expressions. The Company undertakes no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

THE COMPANY

	See "Risk Factors" for information prospective investors should consider. Unless the context requires otherwise, all references in this Prospectus to "Sheldahl" or the "Company" refer to Sheldahl, Inc. and its subsidiary. Novaclad(R), Novaflex(R), ViaGrid(R), Flexbase(R) and Z-Link(R) are registered trademarks of the Company.

	Sheldahl is a leading producer of high quality flexible printed circuitry and flexible laminates, principally for sale to the data communication and automotive electronics markets. Flexible circuitry is used to provide electrical connection between components and electronic systems and also as a substrate to support electronic devices. Flexible circuits consist of polyester or polyimide film to which copper foil is laminated and processed through various imaging, etching and plating processes. Flexible circuits can be further processed by surface mount attachment of electronic components to produce an interconnect assembly. Flexible circuits provide advantages over rigid printed circuit boards by accommodating packaging contour and motion and reducing size and weight.

	Over the past three years, the Company has introduced three high performance products based on proprietary thin film laminate technology:
Novaclad, ViaGrid and Via-Thin(TM) (high density substrates). These Novaclad-based products provide substantial benefits compared to traditional flexible circuits, including the capability for very fine circuit traces (down to 1 mil, or .001") as well as greater heat tolerance and dissipation. The Company has designed these products to enable integrated circuit ("IC") manufacturers to package future generations of ICs economically by attaching the silicon die to Via-Thin or a high density substrate manufactured by other circuitry manufacturers using the Company's Novaclad or ViaGrid products. As ICs are becoming increasingly powerful, they produce more heat and require a greater number of connections to attach the silicon die, placing substantially greater demands on IC packaging materials.

	The Company has invested approximately $55 million in an advanced new production facility in Longmont, Colorado (the "Longmont Facility") to produce its Novaclad-based products in commercial volumes. As of November 1995, the Company anticipated investing approximately $38 million in the Longmont Facility. Changes in the product characteristics of high density substrates relating to precious metal plating, solder mask overcoat and testing, plus the installation of assembly equipment not originally anticipated, significantly increased the original investment to bring the Longmont Facility on line. Recent purchases of land and equipment needed to increase originally anticipated capacity also contributed to the total investment in the Longmont Facility.

	The Company originally expected to commence production in the Longmont Facility in April 1996. However, the realization of full volume production has been delayed by over 18 months due to late delivery of certain production equipment as a result of financial difficulties of a key supplier, a longer than anticipated installation and check out period, and a far more rigorous and lengthy qualification process by the Company's customers and their customers. After extensive and successful testing of Via-Thin(TM), the Company believes that it is in the final phase of full qualification with several customers and anticipates that only limited testing remains prior to commencement of volume production.

	The Company is a Minnesota corporation and its principal executive offices are located at 1150 Sheldahl Road, Northfield, Minnesota 55057. Its telephone number is (507) 663-8000.

RECENT DEVELOPMENTS

	The Company's unaudited results for the fourth quarter of fiscal 1997 ended August 29, 1997 indicates that the results were below expectations. The Company's unaudited net loss may range from $3.0 million to $3.1 million, or $.32 to $.33 per share, for the fourth quarter. Fourth quarter revenues are expected to be approximately $27.0 million. The fourth quarter loss was principally the result of the lack of production volume in the Longmont Facility. The Company also experienced lower than anticipated automotive interconnect shipments resulting from product mix and its temporary effect on certain manufacturing capacity, which had a negative effect on sales and earnings. The Company expects to release its fourth quarter and 1997 fiscal year-end financial results by mid-October 1997.

	On August 29, 1997, the Company sold an aggregate of 15,000 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock"), to the Selling Shareholders pursuant to the Convertible Preferred Stock Purchase Agreement among the Company and the Selling Shareholders (the "Agreement"). Pursuant to the terms of the Agreement, the Company has the right, subject to the satisfaction of certain conditions, to require the Selling Shareholders to purchase shares of Series C Convertible Preferred Stock, par value $1.00 per share, with terms identical to the Series B Preferred Stock for an aggregate additional purchase price of up to $15 million. The Series B Preferred Stock is entitled to dividends. The conversion price for the Series B Preferred Stock is dependent on the market prices for the Company's Common Stock. In connection with the issuance of the Series B Preferred Stock, the Company granted to each Selling Shareholder Warrants to purchase shares of the Company's Common Stock. The aggregate amount of shares of Common Stock the Company is obligated to issue under the Warrants is 67,812 shares at an exercise price of $27.65 per share. The Company also granted to the Selling Shareholders certain registration rights with respect to the shares of the Company's Common Stock issuable to the Selling Shareholders upon conversion of the Series B Preferred Stock, accrued dividends and the Warrants. This Prospectus relates to the shares of Common Stock issuable to the Selling Shareholders pursuant to the Agreement. The foregoing description of the Agreement, the Warrants and the registration rights does not purport to be complete and is qualified in its entirety by reference to the Company's report on Form 8-K, filed on September 10, 1997, which includes such agreements as exhibits and is incorporated herein by reference.

RISK FACTORS

	The securities offered hereby involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider the following risk factors, along with other information referred to herein. No investor should participate in this offering unless such investor can afford the loss of his or her entire investment.

	Because of the variety and uncertainty of the factors affecting the Company's operating results, past financial performance and historic trends may not be a reliable indicator of future performance. These factors, as well as other factors affecting the Company's operating performance, and the fact that the Company participates in a highly dynamic and competitive industry, may result in significant volatility in the Company's Common Stock price.

Utilization of Longmont Facility

	The Company has completed construction of, and installation of equipment to be used in, the Longmont Facility, but has not commenced volume production of its ViaGrid and Via-Thin(TM) products at this facility. The Company had originally expected to begin volume production at the Longmont Facility in April 1996, but the Company has suffered delays in delivery and installation of certain production equipment as a result of financial difficulties of a key supplier, a longer than anticipated installation and testing period, and a far more rigorous and lengthy qualification process by the Company's customers and their customers than the Company anticipated. The Company is producing
Novaclad for sale to the market and internal use and has now begun initial prequalification production of Via-Thin(TM) in quantities sufficient for full product qualification testing. ViaGrid is an emerging product still in the early stages of market acceptance and volume production of ViaGrid is not expected until the market has accepted Via-Thin(TM). The Company believes that it has validated the technical capabilities of its processes and equipment at the Longmont Facility, although there can be no assurance that validation problems or difficulties will not materialize once volume production has commenced. The Company's ability to begin volume production of Via-Thin(TM) is subject to final qualification by the Company's customers, and in some cases, their customers, as well as the ability of its production equipment to produce sufficient quantities of products at acceptable quality levels. Once the Longmont Facility has commenced volume production of Via-Thin(TM), the Company still expects that it will not initially produce sufficient sales volume or profit contribution to offset the depreciation and other expenses related to its operation. As a result, the Longmont Facility has had a material adverse effect on the Company's results of operations and will continue to have such an effect until sales of the Company's Novaclad and Via-Thin(TM) products increase sufficiently to cover expenses.

Market Acceptance of New Products

	A significant portion of the Company's anticipated future success in the data communication market and a significant portion of future revenue growth of the Company will depend on market acceptance of its Novaclad, ViaGrid and Via-Thin(TM) products. Although the Company believes that these products have attractive performance characteristics and utility in a potentially broad range of products, sales of these Novaclad-based products will depend on the Company's ability to (i) convince potential customers that the advantages and applications of these products justify the expense and production changes necessary to incorporate the Company's products into the customer's manufacturing process; (ii) work with designers of integrated circuit ("IC") packages and electronics to incorporate these products; (iii) qualify these products for inclusion in the customer's products within the time requirements of the customer's design cycle and (iv) produce sufficient quantities of these products in a timely manner. Moreover, these products will compete with certain other thin film laminates or alternative materials offered by other manufacturers and such materials may achieve wider market acceptance than the Company's products. Failure of the Company's Novaclad, ViaGrid and Via-Thin(TM) products to achieve timely or sufficient market acceptance would have a material adverse effect on the Company's results of operations.

Dependence on Automotive Market

	Sales to the automotive market as a percentage of total sales were approximately 69.2% in fiscal 1996 and 67.5% in fiscal 1997. The Company's production of component products for the automotive market fluctuates as automotive manufacturers begin production of new models and end production of others. A decrease in the number of the Company's electronic components included in new models could have a material adverse effect on the Company's results of operations. A general downturn in the automotive market could have a material adverse effect on the demand for the electronic components supplied by the Company to its customers in the automotive market. In addition, as the automotive industry continues to qualify and reduce the number of suppliers and demand higher performance products at a lower cost, there can be no assurance that the Company will be able to maintain its current sales volumes at existing profit margins to automotive manufacturers and their suppliers.

Capital Intensive Business

	The Company's business is capital intensive. In the past four years, the Company has invested approximately $104 million in total capital expenditures, including approximately $55 million in the Longmont Facility.
In order to remain competitive, the Company must continue to make significant expenditures for capital equipment, expansion of operations and research and development. If the Company is successful in introducing its Novaclad-based products, it may be required to make additional capital investments to increase manufacturing capacity before significant revenues and positive cash flow can be derived from the initial investment in the Longmont Facility. The Company believes it will be able to fund its near-term anticipated working capital and capital expenditure requirements from (i) funds generated from operations, (ii) bank borrowings and (iii) funds received from the potential sale of up to $15.0 million of its Series C Preferred Stock to the original purchasers of its Series B Preferred Stock. The Company is also exploring other sources of capital, including strategic partners and the issuance of additional long-term debt. However, there can be no assurance that unanticipated developments will not create an earlier need for additional capital, that additional capital will be available when needed by the Company or that such capital will be available on terms acceptable to the Company.

Customer Concentration

	The Company's customer base is concentrated. Based on unaudited preliminary data prepared by management, during fiscal 1997, the Company's ten largest customers for the 1997 fiscal year accounted for approximately 60.7% of net sales, and 11.5%, 10.6% and 7.4% of the Company's net sales during fiscal 1997 were to Ford Motor Company, Motorola, Inc. and Molex Incorporated, respectively. The Company expects that sales to a relatively small number of customers will continue to account for a significant portion of sales for the foreseeable future, and the loss of, or a significant decline in orders from, one of the Company's key customers could have a material adverse effect on the Company's results of operations.

Variability of Quarterly Results

	Historically, the Company's quarterly results of operations have fluctuated significantly primarily because of the timing of orders from its larger customers. Due to this and the inherent uncertainty associated with the development of new products and production facilities, the Company expects that its quarterly results of operations will continue to be subject to significant fluctuations.

Customers' Product Obsolescence and Standards

	The Company supplies component products primarily to the automotive electronics and data communication markets. Substantially all of the products in these markets which incorporate the Company's component products are subject to technological obsolescence, performance standards and pricing requirements. The Company's future success in these markets will depend upon its ability to (i) work closely with manufacturers to design end products or applications which incorporate the Company's products and achieve market acceptance, (ii) develop technologies to meet the evolving market requirements of its customers, (iii) continue to deliver high-performance, cost-effective products and (iv) expand its sales and marketing efforts domestically and internationally. There can be no assurance that the Company will continue to meet the current qualification requirements of its major customers, meet new qualification requirements imposed by its customers or continue to be selected as a supplier by new customers.

Dependence on Key Personnel

	The Company's business is dependent on the efforts and abilities of its executive officers and key personnel, especially in the development, marketing and manufacturing of its Novaclad, ViaGrid and Via-Thin(TM) products. The Company's continued success will also depend on its ability to continue to attract and retain qualified employees. The loss of services of any key personnel could have a material adverse effect on the Company. The Company does not have key-person life insurance on any of its employees.

Intense Competition

	The market segments served by the Company are highly competitive. Some of the Company's competitors have substantially greater financial and marketing resources than the Company. Although the Company believes performance and price characteristics of its Novaclad-based products will provide competitive solutions for its customers' needs, there can be no assurance that its customers will not choose other technologies due to such customers' familiarity with the competing technology, the financial resources of the supplier or the ease of incorporating alternative technology into customers' manufacturing processes. In addition, there can be no assurance that other competitors will not enter the markets served by the Company. The Company's results may be adversely affected by the actions of its competitors, including the development of new technologies, the introduction of new products or the reduction of prices. There also can be no assurance that the Company will be able to take actions necessary to maintain its competitive position.

Possible Volatility of Stock Price

	Factors such as announcements by the Company or its competitors, fluctuations in the Company's operating results, general conditions in the automotive and data communication markets or the worldwide economy or changes in earnings or estimates by analysts could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. Also, prices for many technology company stocks, including the Common Stock, may fluctuate widely for reasons that are not always related to the operating performance of such companies.

Reliance on Specialized Manufacturing Facilities

	The Company has separate manufacturing and assembly facilities, certain of which perform processes dependent upon products produced at its other facilities. The Company's flexible laminates are produced at one facility and further processed into printed circuitry in a separate facility, both located in Northfield, Minnesota. Further assembly is performed at two facilities in South Dakota. Delays or disruption at its flexible laminate facility may result in an insufficient supply of materials for its flexible printed circuitry facility and its assembly facilities. The Company's Novaclad, ViaGrid and Via-Thin(TM) products will be manufactured primarily at the Longmont Facility. Each of these facilities contains or will contain specialized equipment which is not quickly replaceable. While the Company carries business interruption insurance, any natural or other event affecting any one of these facilities or the manufacturing equipment could materially and adversely affect the Company's position in its markets and results of operations.

Dependence on Certain Suppliers

	The Company is dependent upon single source suppliers for certain of the raw materials used in the Company's manufacturing processes. While the Company has not experienced significant problems in the delivery of these materials or services, the Company believes an interruption in the supply of such materials or services could have a material adverse effect on the Company's results of operations.

Patents, Trademarks and Proprietary Rights

	The Company's success depends, to a large extent, on its ability to maintain a competitive proprietary position in its product areas. The Company has received certain patents with respect to its products and processes and has several other patent applications pending. There can be no assurance that patents will be issued on the basis of the Company's applications, that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted under any patent will provide significant benefits to the Company. The Company is aware of a patent which may cover certain plated through holes of double-sided circuits made of the Company's Novaclad material. Although no claims have been made against the Company under this patent, the owner of the patent may attempt to construe the patent broadly enough to cover certain Novaclad products manufactured currently or in the future by the Company. The Company believes that prior commercial art and conventional technology, including certain patents of the Company, exist which would allow the Company to prevail in the event any such claim is made under this patent. Any action commenced by or against the Company could be time consuming and expensive and could result in requiring the Company to enter into a license agreement or cease manufacture of any products ultimately determined to infringe such patent. In addition to patent protection, the Company also attempts to protect its trademarks through registration and proper use. The Company also attempts to protect its proprietary information as trade secrets by taking security precautions at its facilities. Further, the Company maintains confidentiality through the use of secrecy or confidentiality agreements and other measures intended to prevent the public dissemination of trade secret information. There can be no assurance that these steps will prevent misappropriation of the Company's proprietary rights or that third parties will not independently develop functionally equivalent or superior non-infringing technology.

Environmental Matters

	The Company's production processes require the use, storage and disposal of certain substances which are considered hazardous under applicable federal and state laws. Accordingly, the Company is subject to a variety of regulatory requirements for the handling of such substances. The Company has maintained a safety and environmental compliance program for a number of years. An inadvertent mishandling of materials or similar incident, however, could adversely affect the operations of the Company and result in costly administrative or legal proceedings. In addition, future environmental regulations could add to overall costs of doing business.

Anti-Takeover Provisions

	The Company's Articles of Incorporation and the Minnesota Business Corporation Act include certain "anti-takeover" provisions. These provisions, including the power to issue additional stock and to establish separate classes or series of stock, may, in certain circumstances, deter or discourage takeover attempts and other changes in control of the Company not approved by the Board. In addition, in June 1996, the Board of Directors of the Company adopted a Rights Agreement (the "Rights Agreement"), commonly called a poison pill. Pursuant to the terms of the Rights Agreement, one right (a "Right") was issued in respect of each share of the Company's
Common Stock outstanding. Such Rights also attach to each share of Common Stock issued subsequent to the adoption of the Rights Agreement, including the Shares offered hereby. Each Right entitles the holder thereof to purchase a fraction of a share of the Company's Series A Preferred Stock or, in certain instances, Common Stock of the Company or stock of an Acquiring Person (as defined below) in the event that (i) a third party or a group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the Common Stock or
(ii) a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person is commenced. The Rights Agreement will be in effect through June 2006 and could have the effect of discouraging tender offers or other transactions which could result in shareholders receiving a premium over the market price of Common Stock.

USE OF PROCEEDS

	The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. If the Warrants are exercised in full, the Company will receive approximately $1,875,000. Such amount is intended to be used by the Company for working capital purposes. There can be no assurance, however, that the Warrants will be exercised.

SELLING SHAREHOLDERS

	The Shares of Common Stock offered hereby by the Selling Shareholders are issuable (i) upon conversion of the Series B Preferred Stock held by the Selling Shareholders, (ii) as accrued dividends on the Series B Preferred Stock and (iii) upon the exercise of outstanding warrants held by the Selling Shareholders (the "Warrants"). The Series B Preferred Stock and the
Warrants were issued to the Selling Shareholders in connection with a private placement in August 1997.

	The number of Shares registered on the registration statement of which this Prospectus is a part and the number of Shares offered hereby have been determined by agreement between the Company and the Selling Shareholders. The number of Shares of Common Stock that will ultimately be issued to the Selling Shareholders upon conversion of the Series B Preferred Stock is dependent upon a conversion formula which relies, in part, on the closing bid price of the Common Stock preceding the date of conversion and therefore cannot be determined at this time. The Series B Preferred Stock may be converted into shares of Common Stock from time to time at a conversion price equal to the lesser of (i) 110% of the average closing bid price for the five consecutive trading days immediately preceeding August 29, 1997 and (ii) 101% of the average of the lowest closing bid prices for five consecutive trading days during the 30 consecutive trading days immediately preceeding the date of conversion of the Series B Preferred Stock. The Warrants are exercisable for an aggregate of 67,812 Shares of Common Stock.

	The amount of Common Stock shown in the following table represents approximately 1.8 times the amount into which the full 15,000 shares of Series B Preferred Stock might have been converted on August 29, 1997 based on the then conversion price of $25.3693. The amount of Common Stock shown in the table also includes 88,690 shares of Common Stock representing accrued dividends for three years on the Series B Preferred Stock based on the conversion price of $25.3693, as well as 67,812 shares of Common Stock issuable to the Selling Shareholders upon exercise of the Warrants:

                        	Common Stock     	Number of
                        	Beneficially     	Shares of    	Owned After
                       	Owned Prior to  	Common Stock  	Offering(2)(3)
Selling Shareholder      	Offering(1)    	Offered(2)	  Number  	Percent

Southbrook International
  Investments, Ltd.         	412,575       	412,575      	0	        *
Proprietary Convertible
  Investment Group, Inc.    	406,962       	406,962      	0        	*
HBK Cayman L.P.	             203,481       	203,481      	0        	*
HBK Offshore Fund Ltd.	      203,481       	203,481      	0        	*
Brown Simpson Strategic
  Growth Fund, L.P.          	12,274        	12,274      	0        	*
Brown Simpson Asset
  Management, LLC (4)        	11,227        	11,227      	0        	*
___________________________
* Less than 1%.
(1)	The Purchase Agreement limits the conversion and exercise rights of a
Selling Shareholder to the extent that the shares of Common Stock held by such Selling Shareholder after a conversion of Series B Preferred Stock and/or exercise of the Warrant issued to such Selling Shareholder would exceed 4.999% of the then issued and outstanding shares of Common Stock following such conversion and/or exercise.
(2)	Represents the maximum number of Shares that may be sold by each Selling
Shareholder pursuant to this Prospectus; provided, however, that pursuant to Rule 416 under the Securities Act of 1933, as amended, the Registration Statement of which this Prospectus is a part shall also cover any additional shares of Common Stock which become issuable in connection with the Shares registered for sale hereby by reason of (i) any stock dividend, stock split, recapitalization or other transaction effected without the receipt of consideration which results in an increase in the Company's number of outstanding shares of Common Stock or (ii) decreases in the conversion price applicable to the Series B Preferred Stock.  In the event
Rule 416 is not available, the Company is obligated to register such additional shares of Common Stock.
(3)	Assumes the sale of all Shares offered hereby to unaffiliated third parties.  The Selling Shareholders may sell all or part of their respective Shares.
(4)	Represents Shares issuable solely upon exercise of Warrants.

PLAN OF DISTRIBUTION

	The Shares of Common Stock of the Company offered hereby may be sold by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest thereof.

	Offers and sales of the Shares may be made from time to time on one or more exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The methods by which the Shares may be sold may include, but not be limited to, the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account in accordance with any method of sale described herein; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions in which the broker solicits purchasers; (e) privately negotiated transactions; (f) short sales; and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Shareholders or from the purchasers in amounts to be negotiated prior to the sale. The Selling Shareholders may also sell such Shares in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available.

	From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith. From time to time Selling Shareholders may pledge their Shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged Shares of Common Stock from time to time.

	The Company has agreed to use its best efforts to maintain the effectiveness of the registration of the Shares being offered hereunder for three years from the date of this Prospectus or such earlier date when all of the Shares being offered hereunder have been sold or may be sold without volume or other restrictions pursuant to Rule 144 under the Securities Act, as determined by counsel to the Company pursuant to a written opinion letter.

	The Selling Shareholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. There can be no assurance that the Selling Shareholders will sell any or all of the Shares of Common Stock offered hereunder.

	All proceeds from any such sales will be the property of the Selling Shareholder who will bear the expense of underwriting discounts and selling commissions. The Company is required to pay all fees and expenses incident to the offering and sale of the Shares, including fees and disbursements (not to exceed $2,000) of counsel to the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

	The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Gerald E. Magnuson, Of Counsel to Lindquist & Vennum P.L.L.P., is a director, officer and holder of Common Stock of the Company.

EXPERTS

	The audited financial statements and schedule incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


AVAILABLE INFORMATION

	The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago,
Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and other information regarding the Company filed electronically with the Commission at http://www.sec.gov. The Company's
Common Stock is quoted on the Nasdaq National Market of the National
Association of Securities Dealers Automated Quotations system ("Nasdaq"), and such reports, proxy statements and other information regarding the Company can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

	The Company has filed with the Commission a Registration Statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Shares offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to such Registration Statement, copies of which may be inspected in the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

	The following documents or portions of documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference: (1) Annual Report on Form 10-K for the year ended August 30, 1996; (2) Quarterly Report on Form 10-Q for the quarter ended November 30, 1996; (3) Quarterly Report on Form 10-Q for the quarter ended February 28, 1997; (4) Quarterly Report on Form 10-Q for the quarter ended May 31, 1997; (5) Proxy Statement for Annual Meeting of Shareholders held on
January 8, 1997 (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act); (6) Current Report on Form 8-K filed on September 10,
1997; and (7) the description of the Company's Common Stock contained in the Company's Registration Statement on Form S-3 filed with the Commission under the Exchange Act on October 12, 1995, declared effective on November 15,
1995 (No. 33-63373), and as such description is supplemented by Form 8-A, filed with the Commission on June 21, 1996.

	All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act).

	Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to John V. McManus, Vice President-Finance, Sheldahl, Inc., 1150 Sheldahl Road, Northfield, Minnesota 55057. Telephone requests may be directed to John V. McManus at (507) 663-8000.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14:  Other Expenses of Issuance and Distribution

	SEC registration fee                    		$  7,766
	Nasdaq listing fee	                        	17,500
	Accounting fees and expenses               		7,000
	Legal fees and expenses                    		7,500
	Printing expenses	                              	0
	Blue Sky fees and expenses	                     	0
	Transfer agent and registrar fees            		500
	Miscellaneous	                                	734

	Total                                    		$41,000
                                           	=======
__________________
*Except for the SEC registration fee and Nasdaq listing fee, all of the foregoing expenses have been estimated.

ITEM 15:  Indemnification of Directors and Officers

	Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;
(2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition,
Section 302A.521, subd. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.
The Registrant's Bylaws provide for indemnification of officers, directors and employees to the fullest extent provided by Section 302A.521.

	As permitted by Section 302A.251 of the Minnesota Business Corporation Act, the Amended and Restated Articles of Incorporation of the Registrant eliminate the liability of the directors of the Registrant for monetary damages arising from any breach of fiduciary duties as a member of the Registrant's Board of Directors (except as expressly prohibited by Minnesota Statutes, Section 302A.251, subd. 4).

	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

	In addition, the Registration Rights Agreement, filed as an Exhibit hereto, contains provisions for indemnification by the Selling Shareholders of the Registrant and its officers, directors, and controlling persons against certain liabilities under the Securities Act.

Item 16.   Exhibits

	Exhibit
	Number	Description

	3.1	Amended and Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registrant's Form 10-Q for the quarter ended December 2, 1994.

	3.2	Bylaws, as amended, incorporated by reference from Exhibit 3.2 of the Registrant's Registration Statement on Form S-2 (File No. 33-79266).

	4.1	Stock Purchase Agreement Relating to Purchase of Sheldahl Stock
dated March 12, 1987 between the Registrant and Sumitomo Bakelite Co., Ltd., as amended through January 9, 1991, incorporated by reference from Exhibit
C(4) of Registrant's Form 8-K filed January 22, 1991.

	4.2	Amendment No. 4 to Stock Purchase Agreement Relating to Purchase of
Sheldahl Stock dated January 3, 1994, incorporated by reference from
Exhibit 4.2 of the Registrant's Registration Statement on Form S-2
(File No. 33-79266).

	4.3	Convertible Preferred Stock Purchase Agreement among the Company,
Southbrook International Investments, Ltd., HBK Cayman L.P., HBK
Offshore Fund Ltd., HBK Investments L.P., Proprietary Convertible
Investment Group, Inc. and Brown Simpson Strategic Growth Fund,
L.P., incorporated by reference from Exhibit 4.1 of Registrant's
Form 8-K filed September 10, 1997.

	4.4	Certificate of Designation, Preferences and Rights of Series B
Convertible Preferred Stock, incorporated by reference from Exhibit 4.2 of Registrant's Form 8-K filed September 10, 1997.

	4.5	Form of Warrant issued to Southbrook International Investments,
Ltd., HBK Cayman L.P., HBK Offshore Fund Ltd., Proprietary
Convertible Investment Group, Inc. and Brown Simpson Strategic
Growth Fund, L.P., incorporated by reference from Exhibit 4.3 of Registrant's Form 8-K filed September 10, 1997.

	4.6	Registration Rights Agreement among the Company, Southbrook
International Investments, Ltd., HBK Cayman L.P., HBK Offshore Fund
Ltd., HBK Investments L.P., Proprietary Convertible Investment
Group, Inc. and Brown Simpson Strategic Growth Fund, L.P., incorporated by reference from Exhibit 4.4 of Registrant's Form 8-K filed September 10, 1997.

	4.7	Certificate of Designation, Preferences and Rights of Series B
Junior Participating Preferred Stock, incorporated by reference from
Exhibit 1 of Registrant's Form 8-A, filed June 21, 1996.

	5.1	Opinion and Consent of Lindquist & Vennum, counsel to the Company.

	23.1	Consent of Arthur Andersen LLP.

	23.2	Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit 5.1 to the Registration Statement).

	24	Power of Attorney (included in the signature page of the
Registration Statement).

Item 17.  Undertakings

	The undersigned Registrant hereby undertakes, in accordance with Item 512 of Regulation S-K:

	(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

		(2)	That, for the purpose of determining any liability under the
Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

		(4)	To remove from registration by means of a post-effective
amendment any of the securities being registered which remain unsold at the termination of the offering;

	(b)	That, for purposes of determining any liability under the Securities
Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
15(d) of the Exchange Act that is incorporated by reference in the Registration
Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

	(c)	To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

	(i) The undersigned Registrant hereby undertakes that:

	(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

	(2)	For the purpose of determining any liability under the Securities
Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northfield, State of Minnesota, on the 23rd day of September, 1997.

	SHELDAHL, INC.


	By /s/ James E. Donaghy
     James E. Donaghy, President and
     Chief Executive Officer


POWER OF ATTORNEY

	Each person whose signature appears below constitutes and appoints James
E. Donaghy and John V. McManus, and each of them (with full power to act alone), such person's true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange
Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

	Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on September 23, 1997 in the capacities indicated.

Signature	                	Title


 /s/ James S. Womack	     	Chairman of the Board and Director
James S. Womack


 /s/ James E. Donaghy	    	President, Chief Executive Officer and
James E. Donaghy		         Director (principal executive officer)


 /s/ John V. McManus	     	Vice President Finance (principal
John V. McManus	          	financial and accounting officer)

/s/ John G. Kassakian      Director
John G. Kassakian


 /s/ Gerald E. Magnuson  		Director
Gerald E. Magnuson



William B. Miller          Director


 /s/ Kenneth J. Roering		  Director
Kenneth J. Roering


Richard S. Wilcox          Director


 /s/ Beekman Winthrop	    	Director
Beekman Winthrop